UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 26, 2013, FreeSeas Inc. (the “Company”) filed an amendment to its Amended and Restated Articles of Incorporation to effectuate a reverse stock split of the Company’s issued and outstanding shares of common stock, par value $0.001 per share. A copy of the amendment is attached hereto as Exhibit 3.01.

As previously disclosed on a Form 6-K filed on November 18, 2013, on November 14, 2013, the shareholders of the Company authorized the Board to effect a reverse split of the Company’s issued and outstanding common stock at a ratio of not more than 1 for 5, at any time prior to November 14, 2014, at the discretion of the Company’s Board of Directors.

On November 14, 2013, the Company’s Board of Directors authorized a reverse stock split at a ratio of 1 for 5, which was effective at 12:01 a.m. New York time (5:01 p.m. Marshall Islands time) on December 2, 2013. As a result of the reverse stock split, every five shares of the Company’s pre-reverse split common stock will be combined and reclassified into one share of the Company’s common stock. No fractional shares of common stock will be issued as a result of the reverse stock split. Stockholders who otherwise would be entitled to a fractional share shall receive the next higher number of whole shares.

The par value and other terms of Company’s common stock were not affected by the reverse stock split. The Company’s post-reverse split common shares have a new CUSIP number, Y26496300. The Company’s transfer agent, American Stock Transfer & Trust Company, LLC is acting as exchange agent for the reverse stock split and will send instructions to shareholders of record regarding the exchange of certificates for common stock.

On December 2, 2013, the Company issued the press release relating to the reverse stock split. A copy of the press release that discusses these matters is filed as Exhibit 99.01 to, and incorporated by reference in, this report.

The following exhibits are filed herewith:

Exhibit Number	Description
3.01	Certificate of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on November 26, 2013.
99.01	Press Release, issued by FreeSeas Inc. on December 2, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: December 2, 2013	By: /s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos
Chief Financial Officer